

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Travis A. Morgan
Chief Financial Officer
Future Health ESG Corp.
8 The Green
Suite 12081
Dover, DE 19901

      Re: Future Health ESG Corp.
             Form 10-K for the fiscal year ended December 31, 2021
             Filed August 22, 2022
             File No. 1-40788

Dear Travis A. Morgan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Industrial Applications and Services